UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

Share Consolidation

On June 29, 2026, GMEX Robotics Corporation (the “Company”) issued a press release titled “GMEX Robotics Corporation Announces Share Consolidation”. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Incorporation By Reference

This information contained in this Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into registration statement on Form F-3 (File no. 333-284232) of the Company and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

Exhibit No.	Description
99.1	Press Release: GMEX Robotics Corporation Announces Share Consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2026	GMEX Robotics Corporation

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)